

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Janis Kalnins
Principal Executive Officer
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

> **Re: Emerald Data Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 6, 2015**
> **File No. 333-200629**

Dear Mr. Kalnins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and the related disclosure in the filing to comply with Rule 8-08 of Regulation S-X.

Dilution, page 13

2.   We note your response to comment 1 and are reissuing the comment in light of the fact that your dilution table was not updated to reflect the most recent financial information. When you amend your filing, please update your dilution table for the latest interim financial information.

Financial Statements, page F-1

3.   We note that your balance sheet as of August 31, 2014 on page F-13 does not agree to the audited balance sheet on page F-3. Please amend your filing for this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: W. Scott Lawler, Esq.